EXHIBIT 99.1

Immediate Release: NR 11-5

EXETER REPORTS POSITIVE RESULTS
FROM CASPICHE PROJECT SULFIDE TESTWORK

Vancouver, B.C., March 22, 2011 – Exeter Resource Corporation (AMEX:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report positive results from its metallurgical test program on sulfide mineralization at its Caspiche project. These results will be used to develop capital and operating costs for the integrated Oxide-Sulfide pre-feasibility study (“PFS”) scheduled for release in Q3-2011. It is proposed that gold and silver will be recovered from the surface oxide deposit by “heap leaching”, whereas gold, silver and copper will be recovered from the underlying sulfide deposit using industry standard “flotation” technology.

Testwork has confirmed the successful application of both reduction roasting and pressure oxidation technologies to reduce or eliminate arsenic from the sulfide concentrates produced by flotation. Highlights of testwork conducted by independent laboratories include:

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Reduction Roasting: Testwork by both Outotec (Sweden) AB and Technip USA (Inc) reduced arsenic levels in concentrate samples to 0.2% arsenic, a level considered commercially acceptable (without penalties) in most smelter contracts.

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High Temperature/Pressure Oxidation: Testwork solubilised 99% of the copper, leaving the arsenic as the residue mineral scorodite.  Leaching of the residue yielded gold dissolutions that averaged 96%. These results strongly suggest that high quality cathode copper and gold-silver bullion can be produced from a plant that uses pressure oxidation to treat concentrates, and the recoveries will be very high.

Yale Simpson, Chairman of Exeter stated, “We have now successfully demonstrated that two widely used and commercially available technologies can be applied to reduce and/or eliminate arsenic from Caspiche sulfide concentrates. Our engineering contractors will now incorporate these processing alternatives into the integrated Oxide-Sulfide PFS due for completion in Q3-2011.

“The successful completion of this comprehensive metallurgical campaign on Caspiche sulfide concentrates is an important development milestone for the project.”

Additional details from the metallurgical testwork are as follows:

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The pilot plant recovered 75 kilograms of concentrate from approximately 10 metric tons of diamond drill core representative of Caspiche sulfide mineralization. The resulting concentrates assayed on average 23.5% copper, 35 g/t gold, 75 g/t silver and 2.4% arsenic.

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Two suppliers of roaster technology, Outotec and Technip successfully completed testwork on the concentrates, reducing the arsenic content to 0.2% (or less), while retaining a sulfur content of 25%.  Roasting did not result in any copper or gold losses. The “low arsenic” concentrate met a specification that is readily acceptable to 3rd party smelters.

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Testwork by SGS Lakefield using high temperature/pressure oxidation (“autoclaves”) successfully resulted in 99% copper extraction from Caspiche concentrates in almost all of the 8 tests carried out. Conventional cyanide leaching of the pressure oxidation residues recovered on average 96% or more of the gold.

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The PFS will model 80,000 to 150,000 tonnes/day underground and open pit mining operations, including capital and operating cost estimates for the various mining and processing options available to the project.

Discussion of Caspiche Sulfide Concentrate Testing Program
Much of the Caspiche sulfide ore contains a small proportion of the copper-arsenic sulfide mineral, enargite, which elevates the arsenic content of final concentrates to levels not normally acceptable to copper smelters. In early 2010, Exeter, through a study by SNC Lavalin Australia, identified a range of processes with the capability of addressing the arsenic issue. The Company selected two of these processes for detailed testwork on the basis that both are commercially proven and readily available. The two processes are Reduction Roasting and High Temperature/Pressure Oxidation. Reduction Roasting was recently selected for Codelco’s new Ministro Hales copper mine in northern Chile.

In November 2010, Exeter commissioned SGS Lakefield of Ontario, Canada, to operate a flotation pilot plant on approximately 10 metric tons of representative Caspiche sulfide ore to produce concentrates for testwork. The copper gold concentrate produced contained approximately 2.4% arsenic.

Reduction Roasting

Two leading roasting technology providers, Outotec and Technip, independently tested the pilot plant concentrate. The Outotec tests were carried out in a rotating kiln and the Technip tests were carried out in a 4 inch fluidised bed reactor using sand as an inert medium. Both sets of testwork indicated an optimum temperature in the range of 675oC and 700oC.  Importantly, the testwork showed that residual sulfur in the “cleaned concentrate” is approximately 25%, a level that is considered acceptable to smelters in terms of their fuel needs.

High Temperature/Pressure Oxidation

SGS Lakefield carried out a series of batch autoclave tests on the Caspiche sulfide concentrate under different conditions and between temperatures of 210oC and 225oC.

High Temperature/Pressure Oxidation ultimately produces cathode copper and gold-silver dore and is in commercial operation at a number of sites.  It uses oxygen injected into the concentrate slurry in an autoclave. The process simultaneously solubilises the copper, oxidises virtually all the sulfides and converts the arsenic into the environmentally stable mineral scorodite, a crystalline ferric arsenate. Gold is normally leached from the residue after adjusting the pH to 10.5.

The final SGS Lakefield report has yet to be received, but the Company can report that copper solubilisation was consistently near 99%, as was sulfide oxidation. Cyanide leaching of the solid autoclave residues extracted 95% or more of the contained gold.

Jerry Perkins, Exeter’s Vice President - Development commented, “Testwork has demonstrated that Caspiche sulfide mineralization can be successfully treated using commercially available technologies to produce readily marketable products. Our consulting engineers for the PFS, Jacobs Engineering, will apply their in-house expertise to develop capital and operating costs for both technologies.”

Significantly, the Company is also carrying out many other metallurgical testwork programs aimed at optimising aspects of the Caspiche resource and flowsheet. McClelland Laboratories is investigating possible heap leaching of the lower copper grade MacNeill zone, providing the potential to convert up to 60Mt of material currently classified as waste into ore. The Company is also investigating in detail, up to 160MT of other lower grade material with similar potential to be converted to ore.

The Company has engaged SGS Lakefield to start the first program to optimise the flotation reagent regime for Caspiche sulfides. To date the Company has used a “standard” flotation regime that may not optimise copper recovery. In addition, the Company will shortly initiate work to investigate the possible use of High Pressure Grinding Rolls (“HPGR”), a grinding alternative that has the potential to reduce power consumption and improve mineral liberation. A drilling campaign to recover fresh drill core for the HPGR testwork is planned.

Mr. Jerry Perkins, Exeter’s Vice President Operations and Development and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter
Exeter Resource Corporation, with a treasury of $85 million, is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has initiated pre-feasibility studies with the aim of demonstrating the commercial viability of this world class discovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, the Company’s belief as to the extent and timing of its PFS, drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, availability of water, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with the ability to obtain any necessary approvals, waivers, consents and other requirements necessary or desirable to permit or facilitate the proposed Arrangement, the risk that any applicable conditions of the proposed transaction may not be satisfied, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations;

competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2009, dated March 30, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S., unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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